LOS ANGELES
WASHINGTON
BOSTON
BOCA RATON
NEWARK
NEW ORLEANS
PARIS

1585 Broadway
New York, NY 10036-8299
Telephone 212.969.3000
Fax 212.969.2900

PROSKAUER ROSE LLP

Yuval Tal
Member of the Firm

Direct Dial 212.969.3018
ytal@proskauer.com

June 4, 2007

**VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER**

John Reynolds, Esq.
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

> Re: Advanced Technology Acquisition Corp. -
> Registration Statement on Form S-1, File No. 333-137863

Dear Mr. Reynolds:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the "Commission") with respect to the above referenced Registration Statement on Form S-1 (the "Registration Statement") of Advanced Technology Acquisition Corp., a Delaware corporation (the "Company"), in your letter dated May 31, 2007 (the "Comment Letter").

I am writing to respond to the comments and to indicate the changes that have been made in Amendment No. 6 ("Amendment No. 6") to the Registration Statement that is being filed today with the Commission. Four clean copies of Amendment No. 5, with exhibits, and four marked courtesy copies are enclosed for your reference. The marked copies show the changes made since the filing of the Registration Statement on May 7, 2007.

For your convenience, your comments are set forth in this letter, followed by our responses. The page numbers listed in our responses below track the page numbers in Amendment No. 6.

<u>General</u>

1. *We note your response to comment one of our letter dated April 3, 2007 and the assertion that there is a time period that could elapse that would result in a conversion rate that is greater than your IPO price for the units. Please revise this document to elaborate on that response so that investors can fully understand their investment.*

The Company has revised the Registration Statement in response to this comment by adding the text on page 49.

2. *We note your response to comment two of our letter dated April 3, 2007 and the additional disclosure on page 48 that stockholders electing to convert their shares must tender the shares "prior to the vote taken with respect to the proposed initial business combination." Please revise to clarify whether such shareholders are able to vote for a proposed business combination at the meeting. Also, revise to clarify the deadline for the tender of shares for conversion. Clarify if there are any expenses or hurdles associated with obtaining physical custody of the stock certificate if such securities are held by a broker.*

The Company respectfully submits that voting against the proposed business combination is a condition to the right of stockholders to convert there shares (as is the consummation of the proposed business combination). Accordingly, stockholders who vote to approve the proposed business combination will not be entitled to have their shares converted.

The Company has revised the Registration Statement in response to this comment by revising the language on page 48 to clarify that (1) stock holders may elect to convert their shares "at or prior to" the time the proposed business combination is voted upon; (2) stockholders may tender shares "promptly after" electing to convert their shares; and (3) the transfer agent will provide physical certificates to stockholders free of charge upon request.

3. *We note your additional disclosure regarding the loan from the underwriters to the initial stockholders that will be used by the initial stockholders to purchase a portion of the founder warrants. Please discuss in more detail the terms of the loan, e.g., default provisions, interest payments, if any, etc. We also note the disclosure that the loan will be secured by a pledge of 1,000,000 founder warrants. Please disclose the agreement in which the loan will be secured by this pledge and file the agreement as an exhibit. In addition, please describe in more detail the statement in the prospectus that " [s]uch loans may be on a non-recourse basis to the borrowing initial stockholders." For example, when would such loans be on a non-recourse basis, and in such cases, describe the remedies that would be available to the underwriters in the event of default.*

The Company has revised the Registration Statement in response to this comment by adding the text on pages 5, 41, 55, 69, 73, 74 and II-4.

6. Redeemable Common Stock, page F-9

4. *Please indicate that the December 31, 2006 balance sheet is restated, and expand Note 6 to explain the revisions that were made to the financial statements to reclassify the redeemable common stock. Refer to paragraph 26 of SFAS 154. We also believe the change should be referenced in the auditor's report, as indicated by AICPA Auditing Standards Section 561.06.a.*

The staff is respectfully advised that the financial statements included in Amendment No. 3 did not include an error as defined in SFAS No. 154 due to reclassification as that change was only agreed on in Amendment No. 4 when the amounts in the transaction was changed and decreased. That decision was only made after the balance sheet date and subsequent to the issuance of the financial statements. As such, the financial statements reflected correctly at that time the financial position of the Company. We have considered how to approach the previous staff comment regarding that change and came to the conclusion that it is best that the financial statements would retroactively reflect such decision as the financial statements reflects no operations but pre-IPO position. We have expanded Note 6 to emphasize that the reclassification was due to a change in the deal structure subsequent to the financial statements issuance that has been reflected retroactively.

* * * * * *

       We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Yuval Tal

Yuval Tal

Enclosures

cc: Duc Dang, Esq. (SEC)
     Moshe Bar-Niv (Advanced Technology Acquisition Corp.)
     Kenneth R. Koch, Esq. (Mintz Levin)